

07004643

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-66629

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2006 (MM/DD/YY) AND ENDING 12/31/2006 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Sound Capital Management LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

155 Lafayette Road (No. and Street)

North Hampton (City) NH (State) 03862 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Michelle R. Matthews (207) 676.4452 (Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Roger L. Hamel Leone McDonnell & Roberts, PA (Name – *if individual, state last, first, middle name*)

Five Nelson Street (Address) Dover (City) NH (State) 03820 (Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 19 2007
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

AB 3/19

OATH OR AFFIRMATION

I, James W McCarthy, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Sound Capital Management LLC, as of December 31, 20 '06, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:



Signature

Executive Officer

Title



2/28/07

MONICA ANN NESS, Notary Public
My Commission Expires June 21, 2011

Notary Public

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [ ] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

SOUND CAPITAL MANAGEMENT, LLC

FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2006 AND 2005


SEC MAIL RECEIVED PROCESSING
MAR - 1 2007
WASH. D.C.
213
SECTION

TABLE OF CONTENTS

	Page(s)
Independent Auditors' Report	1
Financial Statements:	
Statements of Financial Condition	2
Statements of Operations	3
Statements of Changes in Members' Capital	4
Statements of Cash Flows	5
Notes to Financial Statements	6 - 9
Supplementary Information:	
Schedule I Computation of Net Capital	10 – 11
Schedule II Statement of Exemption from Rule 15c3-3	12
Report on Internal Control:	
Independent Auditors' Report	13 - 14

To the Members
Sound Capital Management, LLC
North Hampton, New Hampshire

Leone, McDonnell & Roberts
PROFESSIONAL ASSOCIATION
CERTIFIED PUBLIC ACCOUNTANTS
WOLFEBORO • NORTH CONWAY
DOVER • PEMBROKE
EXETER

INDEPENDENT AUDITORS' REPORT

We have audited the accompanying statements of financial condition of Sound Capital Management, LLC., as of December 31, 2006 and 2005, and the related statements of operations, changes in members' capital, and cash flows for the years then ended, that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the LLC's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the LLC's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements and assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Sound Capital Management, LLC as of December 31, 2006 and 2005, and the results of its operations, and cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Our audits of the financial statements were made for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules I and II is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the audit procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Leone, McDonnell & Roberts,
Professional Association

February 22, 2007
Dover, New Hampshire

SOUND CAPITAL MANAGEMENT, LLC

STATEMENTS OF FINANCIAL CONDITION
DECEMBER 31, 2006 AND 2005

ASSETS

		2006		2005
ASSETS				
Cash	$	66,570	$	33,732
Deposit with clearing broker		25,000		25,000
Equipment, furniture and leasehold improvements, net		24,225		36,894
Receivable from clearing broker		115,061		20,588
Security deposit		7,584		7,584
Total	$	238,440	$	123,798

LIABILITIES AND MEMBERS' CAPITAL

		2006		2005
LIABILITIES				
Accrued liabilities	$	-	$	582
Due to related party		41,752		-
Payable to clearing broker		114,744		20,588
Total liabilities		156,496		21,170
MEMBERS' CAPITAL		81,944		102,628
Total	$	238,440	$	123,798

See Notes to Financial Statements

SOUND CAPITAL MANAGEMENT, LLC

STATEMENTS OF OPERATIONS
FOR THE YEARS ENDED DECEMBER 31, 2006 AND 2005

	2006	2005
REVENUES		
Management fees	$ -	$ 134,243
Broker-dealer fees	-	70,448
Annuity commissions	1,650	47,191
Other commissions	23,151	2,500
Interest income	18,708	-
Net investment gain	21,902	-
Income	34,782	-
Total	100,193	254,382
OPERATING EXPENSES		
Employee compensation and benefits	22,069	60,980
Equipment lease	910	-
Insurance	9,634	55,094
Commissions	-	29,000
Rent expense	25,191	16,030
Professional fees	24,328	14,075
Utilities	5,439	12,311
Depreciation	12,669	11,628
Other investment expense	1,455	-
Other operating expenses	6,323	11,409
Licenses and permits	5,252	11,214
Postage and shipping	2,556	6,434
Repairs and maintenance	5,051	1,780
Total	120,877	229,955
(LOSS) INCOME BEFORE STATE INCOME TAXES	(20,684)	24,427
PROVISION FOR STATE INCOME TAXES	-	2,951
NET (LOSS) INCOME	$ (20,684)	$ 21,476

See Notes to Financial Statements

SOUND CAPITAL MANAGEMENT, LLC

STATEMENTS OF CHANGES IN MEMBERS' CAPITAL
FOR THE YEARS ENDED DECEMBER 31, 2006 AND 2005

	2006	2005
MEMBERS' CAPITAL BEGINNING OF YEAR	$ 102,628	$ 85,356
Net (loss) income	(20,684)	21,476
Distribution to members	-	(4,204)
MEMBERS' CAPITAL END OF YEAR	$ 81,944	$ 102,628

See Notes to Financial Statements

SOUND CAPITAL MANAGEMENT, LLC

STATEMENTS OF CASH FLOWS
FOR THE YEARS ENDED DECEMBER 31, 2006 AND 2005

	2006	2005
CASH FLOWS FROM OPERATING ACTIVITIES		
Net (loss) income	$ (20,684)	$ 21,476
Adjustments to reconcile net (loss) income to net cash provided by operating activities:		
Depreciation	12,669	11,628
Changes in operating assets and liabilities:		
Deposit with clearing broker	-	(25,000)
Security deposit	-	(7,584)
Accrued liabilities	(582)	(3,410)
Due to related party	41,752	-
Receivable from clearing broker	(115,061)	20,588
Payable to clearing broker	114,744	(20,588)
NET CASH PROVIDED BY (USED IN) OPERATING ACTIVITIES	32,838	(2,890)
CASH FLOWS FROM INVESTING ACTIVITIES		
Purchase of property	-	(10,419)
NET CASH USED IN INVESTING ACTIVITIES	-	(10,419)
CASH FLOWS FROM FINANCING ACTIVITIES		
Distribution paid to member	-	(4,204)
NET CASH USED IN FINANCING ACTIVITIES	-	(4,204)
NET INCREASE (DECREASE) IN CASH	32,838	(17,513)
CASH, BEGINNING OF YEAR	33,732	51,245
CASH, END OF YEAR	$ 66,570	$ 33,732
SUPPLEMENTAL DISCLOSURES OF CASH FLOW INFORMATION		
Cash paid during the year for state taxes	$ -	$ 2,951
Cash paid during the year for interest	$ 1,455	$ -

See Notes to Financial Statements

NOTE 1. NATURE OF BUSINESS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Nature of Business

Sound Capital Management, LLC (the LLC) was organized as a New Hampshire Limited Liability Company on January 1, 2003. The LLC was established to provide financial consulting, brokerage, and management services. The LLC is an introducing broker which accepts orders, but elects to clear the orders through another broker (the clearing broker). The LLC performs traditional retail brokerage for its clients who each have individual accounts deposited with the clearing broker. The LLC does not have custody of its clients' assets. The LLC was granted a license as a broker/dealer by the NASD during 2005.

No limited member, in its capacity as a limited member, shall be liable for the debts, liabilities, contracts or any other obligation of the LLC, except to the extent of their capital contribution, and no limited member shall be required to loan or otherwise advance funds to the LLC.

Cash and Cash Equivalents

The LLC considers cash in bank and all other highly liquid investments with an original maturity of less than three months to be cash and cash equivalents for purposes of the statement of cash flows. As of December 31, 2006 and 2005, the LLC had no cash equivalents.

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Revenue Recognition

Management revenue is recognized when services are performed. Commissions on brokerage transactions and on annuity contracts are recognized when the related transactions are settled.

Equipment, Furniture and Leasehold Improvements

Equipment, furniture and leasehold improvements are stated at cost. The LLC's policy is to capitalize acquisitions and improvements while expenditures for maintenance and repairs, which do not extend the useful lives of the assets, are charged to operations as incurred. The provision for depreciation is computed utilizing the straight line method over the estimated useful lives of the related assets, 5 years.

Depreciation expense for 2006 and 2005 was $12,669 and $11,628, respectively.

Equipment, furniture and leasehold improvements consist of the following:

	2006	2005
Equipment	$ 35,403	$ 35,403
Furniture	13,180	13,180
Leasehold improvements	14,763	14,763
	63,346	63,346
Less accumulated depreciation	(39,121)	(26,452)
	$ 24,225	$ 36,894

NOTE 2. COMMITMENTS

The LLC leases space for its principal operating facilities in North Hampton, New Hampshire under the terms of a non-cancelable lease agreement through December, 2010. The lease requires monthly base payments of $4,274 subject to annual increases measured by the Consumer Price Index, plus additional payments for common area maintenance charges.

The LLC subleases space at the North Hampton, New Hampshire facility to a related party and is reimbursed for a portion of the monthly rent expense.

Approximate future base minimum payments due under the terms of the lease are as follows:

2007	$ 51,290
2008	51,290
2009	51,290
2010	47,014
	$ 200,884

Total rent expense for 2006 and 2005 was $25,191 and $16,030, respectively, net of sub-rental income of approximately $26,000 and $35,000 respectively.

NOTE 3. STATE INCOME TAXES

The LLC elected to be taxed as an S Corporation for federal income tax purposes. Under these provisions, the LLC does not pay federal income taxes on its taxable income. Instead, its members are liable for federal income taxes on their share of the LLC's taxable income. Accordingly, no provision or liability for federal income taxes has been included in these financial statements.

The State of New Hampshire does not recognize the federal S Corporation income tax provisions. Rather, New Hampshire imposes an income tax at the entity level. The tax consists of the greater of a business profits tax (BPT) calculated at 8.5% of taxable income or a business enterprise tax (BET) based on compensation, interest expense and dividends paid, calculated at .75%. For the year ended 2006, there was no BPT or BET tax due. For the year ended 2005 the BPT tax amounted to $2,951.

The LLC accounts for state income taxes in accordance with the requirement of Financial Accounting Standards Board Statement No.109 (FAS 109), *Accounting for Income Taxes.* Under FAS 109, deferred taxes are provided using an asset and liability method. The objective of this method is to establish deferred tax assets and liabilities for temporary differences between the financial reporting basis and the tax basis of the LLC's assets and liabilities at the enacted tax rate expected to be in effect when such amounts are realized or settled. Deferred taxes are classified as current or non-current, depending on the classification of the assets and liabilities to which they relate. Deferred taxes arising from temporary differences that are not related to an asset or liability are classified as current or non-current depending on the period in which they are expected to reverse. At December 31, 2006 and 2005, the LLC did not have any substantial temporary differences. Accordingly, there is no deferred tax provision reflected in these financial statements.

NOTE 4. RELATED PARTY TRANSACTIONS

One of the LLC's members is itself a single member LLC, Seascape Capital Management, LLC (Seascape). Some of the LLC's accounts have investment agreements with Seascape. In 2005 Seascape billed the accounts and shared the fees with the LLC. The LLC's share of these fees amounted to $117,528 in 2005. In addition, the LLC charged Seascape a management fee. The management fee charged to Seascape amounted to $16,715 in 2005. There were no fees charged to Seascape in 2006.

At December 31, 2005 there was no payable due to Seascape. At December 31, 2006, the amount due to Seascape was $41,752.

NOTE 5. NET CAPITAL REQUIREMENTS

The Partnership is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC Rule 15c3-1), which requires that the Partnership maintain a minimum net capital equal to the greater of $5,000 or six and two thirds percent of aggregate indebtedness. It also requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed fifteen to one and provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed ten to one. At December 31, 2006, the LLC had net capital, as defined, of $50,135 that exceeded its required net capital of $5,000. The LLC's ratio of aggregate indebtedness to net capital was 4.54 to 1 at December 31, 2006.

NOTE 6. RECLASSIFICATIONS

Certain amounts in the 2005 financial statements have been reclassified to permit comparison to the presentation in the 2006 financial statements.

SOUND CAPITAL MANAGEMENT, LLC

SCHEDULE I
COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION
DECEMBER 31, 2006

NET CAPITAL		
Total partners' equity		$ 81,944
Deduct partner's equity not allowable for net capital		-
Total partners' equity qualified for net capital		81,944
Add:		
A. Liabilities subordinated to claims of general creditors allowable in computation of net capital		-
B. Other (deductions) or allowable credits		-
Total capital and allowable subordinated liabilities		81,944
Deductions and/or charges		
A. Non-allowable assets:		
Securities not readily marketable	-	
Exchange memberships	-	
Furniture, equipment, and leasehold improvements, net	24,225	
Receivable from affiliate	-	
Other assets	7,584	
	31,809	
1. Additional charges for customer's and non-customer's security deposits	-	
2. Additional charges for customer's and non-customer's commodity accounts	-	
B. Aged fails-to-deliver		
1. Number of items -- 0	-	
C. Aged short security differences		
1. Number of items -- 0	-	
D. Secured demand note deficiency	-	
E. Commodity futures contracts and spot commodities - proprietary capital charges	-	
F. Other deductions and/or charges	-	31,809
Net capital before haircuts		50,135
Haircuts on securities (pursuant to rule 15c3-1(f))		
A. Contractual securities commitments	-	
B. Deficit in securities collateralizing secured demand notes	-	
C. Trading and investment securities		
1. Bankers' acceptances, certificates of deposit, and commercial paper	-	
2. U.S. and Canadian governmental obligations	-	
3. State and municipal governmental obligations	-	
4. Corporate obligations	-	
5. Stocks and warrants	-	
6. Options	-	
7. Other securities	-	
D. Undue concentrations	-	
E. Other	-	-
Net capital		$ 50,135

See Independent Auditors' Report

SOUND CAPITAL MANAGEMENT, LLC

SCHEDULE I (CONTINUED)
COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION
DECEMBER 31, 2006

AGGREGATE INDEBTEDNESS		
Items included in statement of financial condition		
Short-term bank loans (secured by customers' securities)	$	-
Drafts payable		-
Payable to brokers and dealers		-
Payable to clearing broker		114,744
Other accounts payable and accrued expenses		41,752
Items not included in statement of financial condition		
Market value of securities borrowed for which no equivalent is paid or credited		-
Other unrecorded amounts		-
		156,496
Less adjustment based on special reverse bank accounts		-
Total aggregate *indebtedness*	$	156,496
COMPUTATION OF BASIC NET CAPITAL REQUIREMENT		
Minimum net capital required	$	5,000
Excess net capital	$	45,135
Excess net capital at 1000%	$	34,485
Percentage of aggregate indebtedness to net capital		453.80%

RECONCILIATION WITH COMPANY'S COMPUTATION
(included in Part II of form X-17A-5 as of December 31, 2006)

There are no differences between the Company's computation and the net capital above.

SOUND CAPITAL MANAGEMENT, LLC

SCHEDULE II
STATEMENT OF EXEMPTION FROM RULE 15c3-3
DECEMBER 31, 2006

The Partnership is exempt from Rule 15c3-3 under sections (k)(2)(i) and (k)(2)(ii).

To the Members
Sound Capital Management, LLC
North Hampton, New Hampshire

Leone, McDonnell & Roberts
PROFESSIONAL ASSOCIATION
CERTIFIED PUBLIC ACCOUNTANTS
WOLFEBORO • NORTH CONWAY
DOVER • PEMBROKE
EXETER

In planning and performing our audits of the financial statements and supplemental schedules of Sound Capital Management, LLC (the LLC) for the years ended December 31, 2006 and 2005, we considered its internal control structure, including procedures for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control structure.

Also as required by rule 17a-5(g)(1) of the Securities Exchange Commission (SEC), we have made a study of the practices and procedures followed by the LLC including such tests and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making periodic computations of aggregate indebtedness (or aggregate debits) and net capital computations under rule 17a-3(a)(11) and for determining compliance with exemptive provisions of rule 15c3-3. Because the LLC does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the LLC in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons

2. Recordation of differences required by rule 17a-13

3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve Board

The management of the LLC is responsible for establishing and maintaining an internal control structure and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess benefits and related costs of internal control structure policies and procedures and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of an internal control structure and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the LLC has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with accounting principles generally accepted in the United States. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal control structure or the practices and procedures referred to above, errors or irregularities may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of the internal control structure would not necessarily disclose all matters in the internal control structure that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control structure elements does not reduce to a relatively low level the risk that errors or irregularities in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving the internal control structure, including procedures for safeguarding securities, that we consider to be a material weakness as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the LLC's practices and procedures were adequate at December 31, 2006 and 2005, to meet the SEC's objectives.

This report is intended solely for the use of the Members, management, the SEC, NASD, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and should not be used for any other purpose.

Leone, McDonnell & Roberts,
Professional Association

February 22, 2007
Dover, New Hampshire